June 19, 2012

Mr. Mark P. Shulman

United States Securities and Exchange Commission

Washington, DC 20549-5546

Re: WTTJ, Inc.

Registration Statement on Form S-1

Filed May 7, 2012

File No. 333-181197

Dear Mr. Shulman,

Please see the answers to your comments below.

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

Describe how and when a company may lose emerging growth company status;

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

We have revised our prospectus cover page to indicate that we are an emerging growth company under federal securities laws.

We have described the various exemptions that are available to us such as Section 404(b) of the Sarbane-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Act of 1934.  We have also state our election accepting the extended transition and included the appropriate risk factor.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

The JOBS Act permits "emerging growth companies" like us to rely on some of the reduced disclosure requirements that are already available to companies having a public float of less than $75 million. During a transitional period following the first sale of the companies' equity securities under a Securities Act registration statement, emerging growth companies are also permitted to omit the auditor's attestation on internal control over financial reporting that would otherwise be required by the Sarbanes-Oxley Act. Companies with a public float of $75 million or more must otherwise procure such an attestation beginning with their second annual report after their initial public offering. During the   transitional period, emerging growth companies are also excluded from the requirement to submit "say-on-pay", "say-on-pay frequency" and "say-on-parachute" votes to their stockholders and may avail themselves of reduced executive compensation disclosure compared to larger companies.

In addition, Section 107 of the JOBS Act also provides that an   emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will cease to be an emerging growth company as described   in the following risk factor. Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

2. We note that you have filed the financial statements required by Regulation S-X and the related report of your independent registered public accounting firm as exhibits to your registration statement. Please be sure that your revised filing includes all financial statements meeting the requirements of Regulation S-X in the prospectus and not as exhibits. See paragraph (e) of Item 11 of Form S-1.

We have corrected our filing to meet the requirements of Regulation S-X in the prospectus.

Prospectus Cover Page

 3. The prospectus cover page and the prospectus summary state that the offering price will be a fixed $.15 per share, but the plan of distribution section indicates that once a market has been developed for our common stock, the shares may be sold at prices related to such prevailing market prices, at negotiated prices or at fixed prices. Please reconcile the discrepancy.

We have revised the cover page to be consistent with the plan of distribution indicating that once a market has been developed shares make be sold at prices related to such prevailing market prices, at negotiated prices or fixed prices.

Risk Factors

General

 4. Please include risk factor disclosure informing potential investors that you have not conducted an evaluation of the effectiveness of your internal controls over financial reporting. In addition, consistent with paragraphs (a) and (b) of Item 308 of Regulation S-K, revise to indicate that you will not be required to conduct any such evaluation until your second annual report. Such disclosure should address the resulting risks to potential investors created by these circumstances.

5.  As a related matter, clearly indicate that you will be exempt from the auditor attestation requirements concerning any report provided by your management regarding the effectiveness of your internal controls over financial reporting so long as you are a smaller reporting company. Potential investors should also be informed that you will continue to be exempt from the auditor attestation requirements even if you no longer qualify as a smaller reporting company so long as you meet the qualifications of an emerging growth company as defined in the Jumpstart Our Business Startups Act.

We have added the following risk factor in response to these comments.

We are not required to conduct an evaluation of the effectiveness of our internal controls at this time and have not done so. We are also exempt from auditor attestation requirements as long as we are a smaller reporting company. We may not be able to provide accurate financial statements without these controls or attestation and our stock price may decline as a result and our ability to raise capital may be restricted.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for each fiscal year beginning with the first full fiscal year after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting and, once we are no longer an emerging growth company as defined in the JOBS Act, an opinion from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the SEC. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company for up to five years, although if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

We are in the very early stages of the costly and challenging process of hiring personnel and compiling the system and process documentation necessary to perform the evaluation needed to comply with Section

404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over    ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, we would lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline. Our independent auditors will not be required to attest to their effectiveness while we are an emerging growth company under the JOBS Act. If our independent auditors determine we have a material weakness or significant deficiency in our internal control over financial reporting once our independent auditors begin their reviews, investors may lose confidence in us. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

6. Given that you report 30 shareholders of record as of April 20, 2012, it appears reasonably likely that you will have less than 300 hundred record holders at your next fiscal year end and at the conclusion of this offering. Tell us what consideration you gave to informing investors that you may subsequently elect to terminate the registration of your common stock under the Exchange Act pursuant to Exchange Act Rule 12g-4. The possibility of such termination appears to be a material risk that should be addressed together with a discussion the consequences of any such termination of registration for potential investors.

We have added the following risk factor in response to this comment.

We may be eligible to suspend our reporting requirements due to a limited number of shareholders with could affect the price of our stock.

In the event that we have less than 300 shareholders at the end of the next fiscal year following effectiveness of this registration statement, we would be eligible to terminate our reporting requirements under Section 13(a) of the Exchange Act. Election to terminate our reporting requirements may adversely affect the price of our stock as investors may not feel they have access to reliable and timely information on our company.

Selling Shareholders

 7.

Please revise to identify the natural person(s) who exercise sole or shared voting and dispositive powers over the shares held of record by legal entities that are being registered for resale. See Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

We have revised our filing to reflect the natural person who exercises sold or shared voting and dispositive powers over the shares held of record by legal entities that are being registered.

Security Ownership of Certain Beneficial Owners and Management

8. Please revise so as to identify the natural person(s) holding sole or shared voting and dispositive power over the shares held of record by Barton PK, LLC. In this regard, we note that Peter Klamka, your sole officer and director is the managing Partner of Barton PK, LLC. We also note that the members of Barton PK consist of two members of Mr. Klamka’s family. You should identify the family members that are members of Barton PK and describe their relation to Mr. Klamka.

We have revised our document to include that Peter Klamka has sole voting and dispositive power over the shares held of record by Barton PK,LLC. We have also disclosed that presently the only two members of Barton PK, LLC are the Peter Klamka Revocable Trust and Joseph Klamka, the younger brother, of Peter Klamka.

Where You Can Find More Information

9. Please eliminate the phrase “in all respects” from the fourth sentence.

We have deleted the phrase “in all respects”.

Signatures

 10.

Revise so that your document is signed by the registrant. Beneath the registrant’s name include the typed signature of the person signing on behalf of the registrant and indicate each capacity in which such person signs on behalf of the registrant.

 11.

 In addition, immediately following the signature of the registrant and the signature of the person signing on the registrant’s behalf, include the language set forth in the second signature block of Form S-1, and immediately thereafter, include the signatures of the individual(s) serving in the capacities set forth in Instruction 1 to Signatures of Form S-1.

We have revised our filing to reflect these comments.

Exhibits

 12.You indicate by way of footnote to your exhibit index that Exhibits 3.1 and 3.2 were previously filed, but you do not identify the document(s) with which these exhibits were previously filed. For any exhibits that not filed with this registration statement, but were included as exhibits to a prior filing, identify the prior filing by form type, Commission file number and date of filing. In addition, you should expressly indicate that such exhibits are incorporated by reference. See paragraph (d) of Rule 411.

We have revised our filing to identify the exhibits.

Exhibit 5

 13.

We note that the second paragraph of counsel’s legality opinion opines on 151,000 shares of common stock to be offered pursuant to this registration statement. Your registration statement and the first paragraph of the legality opinion, however, relates to the offering of 154,000 shares of common stock. Please provide a revised legality opinion that refers to the correct number of shares covered by this registration statement.

 14.

 In addition, given the statement included on the cover page of your registration statement that the amount of shares listed in the registration fee table represents common shares currently outstanding to be sold by the selling shareholders, it is unclear why your legality opinion states that shares being offered and sold in this offering “will, when sold be legally issued, fully paid and non-assessable.” Please be sure that your revised legality opinion is consistent with the nature of this offering and the status of the shares being offered as described in the prospectus.

We have revised our document to include a legal opinion reflecting the correct number of shares and the nature of the offering.

Thank you for your help with our filing.

Sincerely.

WTTJ Corp.s

s/peter klamka

Peter Klamka

President